SO 8/31/04

AH 8-31-2004

[redacted]

SEC 04013389 COMMISSION 49

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 3 2004 DIVISION OF MARKET REGULATION

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ANNUAL ~~AUDITED REPORT~~ FORM X-17A-5 ~~PART III~~

SEC FILE NUMBER
37065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/03 (MM/DD/YY) AND ENDING 6/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TransAm Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Douglas Avenue
(No. and Street)

Altamonte Springs, (City) Florida (State) 32714-2033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Smith (407) 869-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tedder, James, Worden & Associates, P. A.
(Name – *if individual, state last, first, middle name*)

11 South Bumby Avenue (Address) Suite 200 (City) Orlando (State) FL. 32803 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barry Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransAm Securities, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL L. BERT
Commission # DD0114782
Expires 5/17/2006
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

Barry M. Smith
Signature

President
Title

Carol L. Bert
Notary Public
Seminole County, State of Florida

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSAM SECURITIES, INC.

Financial Statements

June 30, 2004 and 2003



Adding *value* Building *trust* Securing your *future*

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

TRANSAM SECURITIES, INC.

Financial Statements and Supplementary Information

June 30, 2004 and 2003

Table of Contents

Independent Auditor's Report 1

Financial Statements:

Statements of Financial Condition 2

Statements of Operations 3

Statements of Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission 10

Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5 11

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditor's Report

To the Board of Directors
TransAm Securities, Inc.:

We have audited the accompanying statements of financial condition of TransAm Securities, Inc. (the "Company") as of June 30, 2004 and 2003, and the related statement of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TransAm Securities, Inc. as of June 30, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 21, 2004

TRANSAM SECURITIES, INC.

Statements of Financial Condition

June 30, 2004 and 2003

Assets	2004	2003
Cash and cash equivalents	$ 44,312	57,768
Commissions receivable	172,590	127,509
Refundable income taxes	-	2,376
Other assets	2,377	772
Total assets	$ 219,279	188,425
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 652	3,144
Commissions payable	133,406	115,303
Accrued expense	-	895
Income tax payable	1,332	-
Total liabilities	135,390	119,342
Stockholders' equity:		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	10,000	10,000
Retained earnings	73,879	59,073
Total stockholders' equity	83,889	69,083
Total liabilities and stockholders' equity	$ 219,279	188,425

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Operations

For the years ended June 30, 2004 and 2003

	2004	2003
Revenues:		
Commission income	$ 2,599,237	2,397,706
Other income	1,975	3,501
Total revenues	2,601,212	2,401,207
Expenses:		
Commissions	2,113,311	1,977,242
Marketing, management and administrative fees	455,301	409,721
Licenses and regulatory expenses	14,533	11,091
Total expenses	2,583,145	2,398,054
Income before income taxes	18,067	3,153
Income tax expense	3,261	104
Net income	$ 14,806	3,049

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Stockholders' Equity

For the years ended June 30, 2004 and 2003

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
Balances at June 30, 2002	$	10	10,000	56,024	66,034
Net income		-	-	3,049	3,049
Balances at June 30, 2003		10	10,000	59,073	69,083
Net income		-	-	14,806	14,806
Balances at June 30, 2004	$	10	10,000	73,879	83,889

See accompanying notes to financial statements.

TRANSAM SECURITIES, INC.

Statements of Cash Flows

For the years ended June 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 14,806	3,049
Adjustments to reconcile net income to net cash used in operations:		
Increased (decrease) in cash caused by changes in:		
Commissions receivable	(45,081)	2,861
Refundable income tax	2,376	(534)
Due from employees	-	1,680
Other assets	(1,605)	1,063
Accounts payable	(2,492)	2,606
Commissions payable	18,103	(34,898)
Due to affiliate	-	(6,000)
Accrued expense	(895)	67
Income taxes payable	1,332	-
Net cash used in operating activities	(13,456)	(30,106)
Net decrease in cash	(13,456)	(30,106)
Cash at beginning of year	57,768	87,874
Cash at end of year	$ 44,312	57,768

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

TransAm Securities, Inc. (the "Company") is a securities broker/dealer licensed with the National Association of Securities Dealers Regulation, Inc. The primary activity has been sales of mutual funds, variable annuities, and limited partnership interests sponsored by unrelated third parties. The Company was incorporated under the laws of the state of Florida on November 21, 1986 as a securities broker-dealer.

(b) Revenue Recognition

Commission income is recorded as revenue on the date the sale of the related financial product is made.

(c) Income Taxes

The Company uses the asset and liability method of accounting for deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(e) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash investments with original maturities of three months or less to be cash equivalents.

(2) Related Party Transactions

The Company does not own office equipment or employ administrative support personnel. Office space, equipment, and administrative support personnel are provided by Certified Insurance Corporation ("CIC"). CIC's primary function is to provide office space and equipment, management, marketing, and administrative support to the Company. Management, marketing, and administrative fees assessed by CIC to the Company for the years ended June 30, 2004 and 2003 totaled approximately $455,000 and $410,000, respectively.

During the year ended June 30, 2003, the Company earned commissions from the sale of investments in the TransAm Tax Certificate Corporation totaling approximately $44,000. TransAm Tax Certificate Corporation is owned by TransAm Financial Services, Inc.

(3) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to Rule 15c3-1(a)(2) under the Securities Exchange Act of 1934. The rule provides that a broker-dealer shall have and maintain net capital at the greater of $5,000 or 15 to 1 ratio of aggregate indebtedness to net capital, if it does not hold funds or securities for, or owe money or securities to, customers; and does not carry accounts of, or for, customers. As of June 30, 2004, the Company's minimum required net capital amounted to $9,026, which is the minimum amount necessary to comply with the 15 to 1 ratio of aggregate indebtedness to net capital. As of June 30, 2004 and 2003, the net capital of the Company was $63,663 and $50,362, respectively, and the ratio of aggregate indebtedness to net capital was 2.13 and 2.37 to 1, respectively.

The Company is exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefit of Customers under the provision of paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

The Company has no liabilities which are subordinated to the claims of general creditors.

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities Exchange Act of 1934, which requires that certain brokers and dealers file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing form X-17A-5 for the period ended June 30, 2004, with the Securities and Exchange Commission.

(4) Income Taxes

The differences in the computation of net income for income tax reporting purposes and financial reporting purposes are immaterial. Income tax expense (benefit) differs from the amounts computed by applying the U.S. federal income tax rate of 34% primarily due to the tax rate differential. Income tax expense for the years ended June 30, 2004 and 2003 consists of:

		Current
2004:		
Federal	$	2,542
State		719
	$	3,261
2003:		
Federal	$	104
State		-
	$	104

SUPPLEMENTARY INFORMATION

TRANSAM SECURITIES, INC. **Schedule 1**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2004

Net Capital

Total stockholders' equity	$	83,889
Less non-allowable assets:		
Commissions receivable over 30 days old (net of $16,825 of related commissions payable)		4,340
Concessions receivable (net of $52,836 of related commissions payable)		13,509
Other assets		2,377
Total net capital	$	63,663

Aggregate Indebtedness

Accounts payable	$	652
Commissions payable		133,406
Income tax payable		1,332
Total aggregate indebtedness	$	135,390

Computation of Basic Net Capital Requirements

Minimum net capital required of reporting broker or dealer	$	9,026
Excess net capital	$	54,637
Ratio: Aggregate indebtedness to net capital		2.13

Reconciliation with Company's Computation

Net capital as reported in Company's unaudited FOCUS report on June 30, 2004	$	63,663
Audit adjustments:		
No audit adjustments required		-
Net capital per above	$	63,663

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS
AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

To the Board of Directors
TransAm, Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of TransAm Securities, Inc. (the "Company") for the year ended June 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relative low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Tedder, James, Worden + Associates, P.A.

Orlando, Florida
July 21, 2004